U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM 10-SB

                 General Form for the Registration of Securities
                      Pursuant to Section 12 (b) or (g) of
                       The Securities Exchange Act of 1934

                                 ESSXSPORT CORP.
             (Exact name of registrant as specified in its charter)

            NEVADA                                       33-0198414
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                                 305 NE Loop 820
                                    Suite 505
                               Hurst, Texas 96053
          (address of principal executive offices, including zip code)

                                  817-285-2886
               Registrant's telephone number, including area code

       Securities to be registered pursuant to Section 12 (b) of the Act:
                                      None

       Securities to be registered pursuant to Section 12 (g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)

                                 ESSXSPORT CORP.
                                   FORM 10-SB

                                TABLE OF CONTENTS

NO.       TITLE                                                         PAGE NO.
---       -----                                                         --------

                                     PART I

Item 1.   Description of Business ..........................................   3
Item 2.   Management's Discussion and Analysis or Plan of Operations .......   7
Item 3.   Description of Property ..........................................   9
Item 4.   Security Ownership of Certain Beneficial Owners and Management ...   9
Item 5.   Directors, Executive Officers, Promoters, and Control Persons ....   9
Item 6.   Executive Compensation ...........................................  10
Item 7.   Certain Relationships and Related Transactions ...................  11
Item 8.   Description of Securities ........................................  11

                                     PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters ....................................  11
Item 2.   Legal Proceedings ................................................  12
Item 3.   Changes in and Disagreements with Accountants ....................  12
Item 4.   Recent Sales of Unregistered Securities ..........................  12
Item 5.   Indemnification of Directors and Officers ........................  13

                                    PART F/S

          Financial Statements .............................................  13

                                    PART III

Item 1.   Index to Exhibits ................................................  40
          Signatures .......................................................  41

ITEM 1.   DESCRIPTION OF BUSINESS
          -----------------------

     EssxSport Corp. and its subsidiaries ("EssxSport," "ESXS," or the "Company") design, develop, manufacture and market: track and field equipment and athletic for adults and children under the EssxSport(TM) brand name and under license from other manufacturers. The Company's products include sports equipment, and sport shoes and apparel.

OVERVIEW
--------

     EssxSport was incorporated in Nevada in 1984 as Southern Development Company, Inc. ("SDC"). In December 1994, SDC merged with Integrated
Communications Access Network, Inc. ("ICAN"). In March 1996, the Company was renamed SDC and, in September 1998, the Company changed its name to EssxSport CORP. At that time, the Company had no assets and no liabilities..

     The Company's headquarters are in Hurst, Texas. A sales office is maintained in Kuala Lumpur, Malaysia. which is devoted to sales of the Company's products in the Asian/Pacific region. It is maintained as a geographical convenience in order to communicate in a timely manner with customers in Asian Markets. The Company has no significant International operations.


     Manufacturing facilities are located Sun Valley, California.

     The Company develops, licenses, and sells sports apparel, athletic equipment, and other sports-oriented products. It uses traditional distribution channels to institutional and retail customers. It also uses an eCommerce Internet site to sell its product line (www.eonlinesports.com).

     Typical customers of EssxSport brand equipment buy the products for professional use, educational use (middle school through university), and local competition.

     The Company's product line consists primarily of track and field equipment and some specialty sports products for other sports such as soccer. Track and field is second only to soccer as a participation sport in the United States.

     The Company's initial focus reflects the management's experience in track and field. A growing sector in track and field, due to increasing participation by women, is pole-vaulting. Over the past three years, sales of poles for women have doubled annually. The men's market has also grown over the past several years.

     Bruce Caldwell, EssxSport president, invented the first women's pole, and one of the Company's directors, Earl Bell, is an Olympic Medalist and is a former world record holder in the pole vault. As part of the Company's management team, Mr. Bell is responsible for product development and marketing of EssxSport pole vault products.

     The Company plans to expand its product lines into the sport shoe and apparel markets. In October 2000, Alberto CaberLotto, former president and founder of LOTTO Sports of Italy, was engaged by the Company to design and endorsee a shoe product line. Additionally, Mr. CaberLotto serves on the Company's board of directors.


     Current management is experienced in product development, marketing, and sales of sports equipment. Additionally, management seeks to develop business relationships with sports equipment and apparel distributors and well-known athletes in order to promote its products. At this time no such material relationships exist that are material to the Company. (Also see "Management.")

     To the extent that adequate financial and other resources are available, the Company plans to expand its product lines into the sport shoe and apparel markets. To explore these opportunities, in October of 2000, the Company engaged the services of Alberto CaberLotto, former President and founder of LOTTO Sports of Italy. Mr Alberto CaberLotto has begun to design a shoe product line for the Company. Mr. Alberto CaberLotto also serves on the Company's board of directors. Notwithstanding the foregoing, there can be no assurance that the Company will be successful in designing and launching these products and, if launched, there can be no assurance that the Company will successfully sell such products.

     On April 15, 2000 the Company entered into an agreement to acquire certain assets of Pacific Mat, Inc. of California.(PMI) PMI had been a manufacturer of a variety of sports-related matting, which is used to absorb impact of the athlete with the ground. Examples of such products include padding for volleyball net supports, and floor padding below gymnastic equipment. This was a share purchase transaction by which EssxSport acquired the assets of Pacific Mat for restricted ESXS common stock. Following the transaction, Ulrich Gag, Pacific Mat president, joined EssxSport as a director. He remains part of our management and is in charge of the Company's manufacturing operations in Sun Valley, California.

PRODUCTS
--------

     The Company sells  equipment for athletes  under the EssxSport  brand name.
The  Company  also  hopes  to  secure  the  rights  to  other   nationally   and
internationally recognized brand names in the future.

     EssxSport products are designed and manufactured to deliver technological performance characteristics that will appeal to internationally competitive athletes.

     The Company designs and markets separate product lines for men and women, where appropriate. The suggested U.S. retail prices for EssxSport products range from $20 to $11,000 per item.

     The Company's track and field product line includes: vault poles (men's and women's), crossbars, discus, hammers, javelins, pole tips, shots, standards, starting blocks, training equipment, hurdles, landing systems, books, and video training aids.

     The Company's product line for football includes approximately 60 different products, including goal posts, pylons, marking systems, sleds, pads, tackling dummies, etc.

     The EssxSport soccer product line includes 13 products, including cones, flags, anchor spikes, goals, nets, and other items.

     The  volleyball   product  line  consists  of  approximately  50  products,
including base pads, racks, equipment carts, lockers, flooring, and nets.

PRODUCT DEVELOPMENT
-------------------

     In order to meet the demands of athletes, the Company seeks to engage the opinions of professional athletes, including Olympic athletes, trainers, and coaches. To the extent possible, the Company will also seek to enter into consulting agreements with these athletic professionals. To date, the Company has not entered into any material agreements with athletes, trainers, or coaches. The Company also seeks the advice of international distributors and suppliers to assist in the development of new products for the Company. At present, the Company relies, primarily, on the experience of its management for product development.

MANUFACTURING
-------------

     The Company assembles most of its EssxSport products sold in the United States at a contract manufacturing facility in Mexico. Additional products are purchased from other manufacturers under private label arrangements. However, the Company is not a party to any contracts in this regard.

     The Company's leased California facilities produce mat's, foam configurations, landing systems, and vinyl covered foam protection pads for several sports. The Company has plans to consolidate the manufacturing and localize all manufacturing in the California facility. The Texas office is for corporate and accounting functions and is leased on a month to month basis.

     The Company is in compliance with all local environmental statutes at its manufacturing facilities. The costs of compliance are not material.

THE MARKET
----------

     The market for sporting goods and equipment is substantial. U.S. shipments of sporting and recreational goods and supplies were over $28 billion in 1997, according to the U.S. Census Bureau. In the U.S. in 1997, there were over 24,000 retail outlets for sporting goods merchandise.

     Sports equipment is a fragmented market, reflecting the fact that dozens of sports are played by amateurs and professionals, with each sport requiring its own, specific types of equipment and accessories. Accordingly, it has been difficult for the Company to quantify the precise size of its target markets.

     Financial forecasts and growth are also difficult to quantify because of the cyclical nature of sports. Forecasts have ranged from annual growth of the industry from 11% to 20%.

COMPETITION
-----------

     Competition is characterized by very few large, multi-sport companies, such as Collegiate Pacific Inc (Symbol BOO), Sport Supply Group Inc. (Symbol SSBY), Harry Gill Co. (Private), and some shoe and apparel companies such as Nike, Rebook, and Adidas. Rather, the industry is characterized by a wide variety of niche manufacturers and marketers that devote their activities to a particular sport or sports category. Accordingly, market share is generally a function of general use acceptance of products, obtained often through professional athlete endorsements, than of traditional business practices of increased levels of advertising and widened distribution.

     The Company is relatively new and has not had the ability to widely promote its products. Furthermore, based upon current resources, it is unlikely that the Company will be able to promote its products on the sale of its competition, that have resources that are considerably greater than those of the Company. Accordingly, the Company expects to increase its sales revenues through the development of strategic relationships and endorsements whenever possible. There can be no assurance that the Company can successfully foster such relationships or endorsements, which could have a negative effect on sales.

BUSINESS STRATEGY
-----------------

     The Company plans to organize a sales and marketing staff in the future, particularly to serve its largest accounts. The Company also plans to sell its products in the U.S. through independent manufacturer agents whose organizations employ sales representatives.

     The    Company's    Internet    sites     (http://www.essxsport.com     and
http://www.eonlinesports.com) will be employed to sell its product lines.

     The sales of the Company's products are expected to focus on three main areas:

     1. DIRECT SALES OF LICENSED PRODUCTS. The Company intends to make use of salesmen who currently market other manufacturers' sports equipment directly to schools and other institutional buyers in the U.S. Other sales are expected to come from Internet ordering and catalog promotions. The Company expects to offer over 5,000 products to the educational team sports market through catalog sales and company web site sites.

     2. DEALER SALES. This has been the historical method of distribution for the Company's products. The Company expects to maintain and expand this distribution method by adding additional products, including those of potential acquired companies. International markets will be enhanced through relationships in the form of distributors, buying groups, dealers, and licensees.

     3. PRIVATE LABEL SALES. Private label manufacturing, through which the Company will provide its products under the customer's brand name, is expected to provide an incremental revenues for the Company. The Company currently provides products under this arrangement to a few customers, who, due to issues of market confidentiality, have not been disclosed in this registration.

     The Company plans to sell its EssxSport products outside the U.S. through local distributors. The Company hopes to negotiate joint-venture arrangements in which the Company will hold equity interest in order to more closely control pricing, quality control, and distribution located in the Pacific Rim, Asia, South America and Canada and through a subsidiary The primary overseas markets for the Company's EssxSport products are expected to be in Western Europe and the Pacific Rim.

     To accommodate its customers' requirements and plan for its own product needs, the Company will employ a futures orders program for its EssxSport products under which the Company will take orders well in advance of the selling season for a particular sport and commit to ship associated products to customer in time for the selling season. In this way the Company can provide customers price continuity and extended payment terms. The Company generally requires payment from customers at end of each selling season.

     The Company plans to engage in various promotional programs. In addition to media advertising, the Company hopes to use sports marketing initiatives to develop brand awareness to athletes. Examples include EssxSport-sponsored track and field events that may be seen on television broadcasts, as well as sponsorship of certain non-televised events such as the San Diego Indoor Championships and the Los Angeles International Invitational Indoor. The Company additionally expects to use in-store and trade show promotions, including personal appearances by endorsing athletes.

BACKLOG; SEASONALITY; DISTRIBUTION
----------------------------------

     The Company expects to use incentives (such as price discounts), pre-season planning, and just-in-time inventory and manufacturing to reduce the effect of any backlog of shipments on sales. The Company, to date, has seen no material disruption in its operations due to backlog.

     The Company expects that it will be subject to seasonality in its product sales because of the different selling seasons for various products. Management expects that its sales during its first three fiscal quarters will be stronger than in the last fiscal quarter due to product introductions in January and July and spring sales associated with warmer weather in the Company's principal markets.

     The Company distributes its products from facilities in Mexico and Dallas, Texas. Additionally, future shipments are expected to be made, subject to distribution agreements yet to be negotiated, through independent warehouse facilities located outside of the U.S.

EMPLOYEES
---------

The Company employees a total of nine persons as of May 31,200, of whom two are in corporate administrative and finance, two in office managerial, four are in manufacturing, and one in sales and marketing.

RISK AND UNCERTAINTIES
----------------------

     THE COMPANY HAS A LIMITED HISTORY OF OPERATIONS AND IS NOT PROFITABLE. The Company has been operating for a short time and has only recently emerged from the development-stage. The Company has not achieved profitability and there can be no assurance that it will become profitable.

     THE FUTURE SUCCESS OF THE COMPANY IS UNCERTAIN. Although the Company is optimistic about its prospects for revenues and profitability, there can be no assurance of commercial success of its products. There can be no assurance that the Company will be able to continue to develop and sell popular or competitive products, or to fund its ongoing operations and growth.

     THIRD-PARTY PRODUCT ENDORSEMENTS ARE CRITICAL TO THE SUCCESS OF MANY OF OUR PRODUCTS. The niche markets identified by the Company are driven by the use and endorsement of professionals and/or highly successful world-class amateur competitors. The Company cannot provide any assurance that it will be able to secure or sustain such endorsements.

     COMPETITION WILL HAVE AN EFFECT ON OUR SALES AND PROFITS. The Company is subject to competition from other companies that may provide the same or similar products. Some of these competitors have been in the business longer than EssxSport and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies.

     WE WILL NEED ADDITIONAL FINANCING. The Company will require additional financing in order to establish profitable, ongoing operations. There is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.

     WE ARE DEPENDENT ON THE SERVICES OF CERTAIN MANAGEMENT. The Company is largely dependent upon the efforts and abilities of Bruce Caldwell and there can be no assurance that the Company can be successful in operating the Company should the services of Mr. Caldwell be unavailable.

     WE HAVE NOT PAID ANY DIVIDENDS. The Company has never paid a cash dividend on its common stock. The Company is not obligated to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Company anticipates retaining its earnings to finance its operations, growth, and expansion.

     THERE IS NO PUBLIC MARKET FOR OUR STOCK. There currently is no public trading market for the Company's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Company.

     THERE ARE OTHER ECONOMIC RISKS THAT CAN HAVE A NEGATIVE EFFECT ON THE COMPANY. Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the eventuality of any adverse economic condition that may compromise its operations or profitability.

     SOME OF OUR PRODUCTS REPRESENT CONTINGENT, ONGOING LIABILITIES. The Company's sporting goods products are used in athletic contests that are inherently dangerous and participants using EssxSport products may suffer injuries. To the extent that these users blame injuries on our equipment, the Company will need to defend itself. The Company holds liability insurance in the amount of $2 million. To the extent that our insurance does not cover potential claims against us, the costs of our defense, and the loss of any claim, would have substantial material adverse effects on the Company.

     WE RELY HEAVILY ON OUTSIDE SUPPLIERS OF PARTS AND MATERIALS WITH WHICH TO BUILD OUR PRODUCTS. Our reliance on third-party suppliers involves many risks, including our limited control over potential availability and quality.

Furthermore, we cannot be certain that all of the suppliers of products we market will continue to sell their products to us.

     THERE ARE RISKS TO INTERNATIONAL BUSINESS. We conduct business globally. Accordingly, our future results could be adversely affected by a variety of uncontrollable and changing factors including: (1) foreign currency exchange fluctuations; (2) regulatory, political or economic conditions in a specific country or region; (3) the imposition of governmental controls; (4) export license requirements; (5) trade restrictions; (6) changes in tariffs; (7) government spending patterns; (8) natural disasters; (9) difficulties in staffing and managing international operations; and (10) difficulties in collecting accounts receivable.

     WE DEPEND ON EXPORT SALES. We intend to pursue international markets as important markets for the EssxSport products. Accordingly, we expect sales outside the U.S. to represent a significant portion of our sales. As we continue to expand our international sales and operations, our business and overall financial performance may be adversely affected by factors such as those described in the paragraph above.

REPORTS TO SECURITY HOLDERS
---------------------------

     The Company plans to file reports with the Securities and Exchange Commission, including quarterly and annual reports to shareholders. Annual reports will include audited financial statements.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
          ---------------------------------------------------------

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement on Form 10-SB. The discussion of the Company's business contained in this registration statement may contain certain projections, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed herein at "Risks and Uncertainties." While this outlook represents management's current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof other than as required by law.

OVERVIEW
--------

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

     The Company's current business has a limited history. It's wholly owned subsidiaries, Eonlinesport.com Inc, Essx Track And Field Equipment Inc., and Essx Team Attire Inc. have two years of operating history. Although management has experience in the sporting goods product industries in the U.S.A and the Pacific Rim, there is no assurance that the current management team will be capable of duplicating any prior success.

     Prior to September 1, 1998, the Company was in the development stage. To date, the Company has been engaged primarily in the development of its infrastructure and the acquisition of its initial sports-related subsidiaries. The Company expects to incur normal operating expenses during the next year.

RESULTS OF OPERATIONS - YEARS ENDED AUGUST 31, 2000 AND 1999
------------------------------------------------------------

     For the year ended August 31, 2000, sales were $492 thousand compared to $212 thousand for the year ended August 31, 1999, an increase of $280 thousand (132%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

     Cost of sales for the year ended August 31, 2000 was $303 thousand, or 62% of sales. For the prior year, cost of goods sold was $109 thousand, or 51%. The increase in cost of goods sold is due primarily to sales of higher priced, lower margin products.

     Selling, general, and administrative expenses for the year ended August 31, 2000 were $371 thousand compared to $38 thousand in the previous year, an increase of $333 (876%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

     Other income and expense is related to interest. For the year ended August 31, 2000, net other expense was $7 thousand compared to $2 in the previous year. The difference is due primarily to the Company's cash on deposit in banks.

     The net loss for the year ended August 31, 2000 was $189 thousand compared to a net loss of $39 for the year ended August 31, 1999. The increase can be attributed to the fact that the Company was not fully operational in the prior year.

RESULTS OF OPERATIONS - PERIOD ENDED FEBRUARY 28, 2001
------------------------------------------------------

     The results of operations for the nine -month period ended May 31, 2001 is summarized below.

     For the period ended May 31, 2001, sales were $578 thousand as appose to $385 thousand in comparison to last year. Cost of goods sold was $336 thousand (57% of sales). Gross margins have improved from the period ended August 31, 2000 because of a better balance of sales of high margin and low margin products.

     Selling, general, and administrative expenses for the period ended may 31, 2001 were $345 thousand. The increase in revenues is attributed to better product selections and increase Company exposure.

     The net loss for the period ended May 31, 2001 was $103 thousand. The losses comparative to May 31, 2000 are mainly due to increases in expenses of payroll, rent expenses, and factoring cost.

     For the period endedMay 31, 2001, cash used in operating activities was $87 thousand. Cash used in investing activities was $6 thousand. Cash provided by investing activities was $227 thousand due to the proceeds of sales of common stock pursuant to the Company's private placement. Previous years investments were $216 thousand.

     The Company ended the year ended August 31, 2000 $17 thousand. Cash atMay 31, 2001 was $24 thousand. The improvement in the Company's cash is attributable to the sale of common stock pursuant to its private placement. (Also see, "Item
4. Recent Sales of Unregistered Securities.")

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     Historically, the Company has financed its operations primarily through cash generated from operations and from the sale of equity securities.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under its current management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit) on the accompanying financial statements.

     As of May 31, 2001, the Company had working capital of $87 thousand, an increase of approximately $28 thousand in working capital as compared this time year 2000.

     The Company believes that its current capital resources and current funding will enable it to maintain its current and planned operations through the next 12 months. The Company anticipates, however, that it will need to raise additional capital in order to sustain and grow its operations over the next few years.

     To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

     No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This could have a material adverse effect on the Company, including the suspension of operations.

     The Company has no material commitments for capital expenditures.

ITEM 3.   DESCRIPTION OF PROPERTY
          -----------------------

     The Company leases corporate offices of approximately 500 square feet, on a month-to-month basis, at 305 NE Loop 820, Suite 505, Hurst, Texas 76052. Rent is $150 per month.

     Manufacturing and assembly facilities of approximately 7,200 square feet are located at 9812 Glenoaks Blvd. Sun Valley California 91352.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          --------------------------------------------------------------

     The following table sets forth certain information regarding the beneficial ownership of the Company's $.001 par value common stock as of May 31, 2001 of
(i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common Stock, (ii) each director and executive officer of the Company beneficially owning common Stock, and (iii) all directors and executive officers as a group. As of the date of this registration statement there were 35,498,347 common shares issued and outstanding.

---------------------------------------------------------------------------------------------------
                              NAME AND                        AMOUNT AND
TITLE OF CLASS      ADDRESS OF BENEFICIAL OWNER       NATURE OF BENEFICIAL OWNER   PERCENT OF CLASS
---------------------------------------------------------------------------------------------------
    Common       Bruce Caldwell                                8,217,452                23.1%
                 C/o EssxSport Corp.
---------------------------------------------------------------------------------------------------

                 Kres, Private Ltd.
                 Singapore
                 Principal Owner Malaysian resident
    Common       Mr. A. Chandrakumanum                         7,940,552                22.3%
---------------------------------------------------------------------------------------------------

    Common       Bonnie Caldwell                               2,640,000                 7.4%
                 C/o EssxSport Corp.
---------------------------------------------------------------------------------------------------

                 Group of 3 persons:                          18,798,004                52.8%
---------------------------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS
          --------------------------------------------------

     The Directors and Officers of the Company, and present positions held in the Company are as follows:

NAME                          AGE           POSITION HELD
----                          ---           -------------
Dato'Sri Ram Sarma            48            Chairman of the Board of Directors
Bruce Caldwell                50            President, CEO, COO, & Director
Wayne Farrar                  43            Director and Chief Financial Officer
Earl Bell                     42            Director
Bonnie Caldwell               47            Secretary and Director
A. Chandrakumanan             39            Director
Ulrich Gag                    50            Director
Alberto Caberlotto            52            Director

     DATO'SRI RAM SARMA joined us in July of 1999 and serves as Chairman of Company's Board of Directors. He also serves on the board of several other companies, including a company listed on the Kuala Lumpur Stock Exchange. Owner of Ticket Express a ticketing agency of Asia. He is the CEO of SRS Group, an Asian company located in Kuala Lumpur, Malaysia. His companies have provided equipment and ticketing to the Commonwealth Games in 1998 and the equipment to the Malaysian Games Sukma98. Dato' Sri Ram is a resident of Kuala Lumpur, Malaysia.

     BRUCE CALDWELL WAS ELECTED AS President, Chief Executive Officer, and Co-chairman of the Board of Directors on September of 1998. He was the founder of FiberSport Inc., a track and field company that provided the vaulting pole that won the gold medal and world record in the 1980 Olympics. He was employed as General Manager of PORTaPIT International, a division of Sport Supply Group, Inc. from 1991 to 1998. He served as Director of Olympic equipment logistics for the 1996 Atlanta Olympic Games, and equipment logistics for the Malaysian Games (Sukma 98). Mr. Caldwell is the author of The Elusive Bar a comprehensive book on pole-vaulting.

     BONNIE CALDWELL was elected as Company's Secretary a Director of the Company in March of 1999. She is the wife of Bruce Caldwell. Ms. Caldwell has had 18 years of experience with a non-profit organization, currently implementing and working with Lawson software. Currently treasurer of the Southwest users group Inc., which is an organization that surmises business procedures of Lawson applications software.

     EARL BELL elected to serves as a Director of the Company and is Chairman of the Company's "Gold Medal Athletes" and "Coaches Advisory Board" In September of 1998. This board will select and mange the advisors of the Company in an effort to have qualified advice in specific sports. Mr. Bell is a former pole vault world record holder (1976), three-time Olympian, and 1984 Olympic medalist. He is 5-time NCAA champion. He is currently the pole vault coach with both men's and women's 1998 U.S. champions and the current men's American record holder are under his direction. The U.S. Olympic Committee voted Mr. Bell Coach of the Year for 1998. He has been the USA National Champion in three decades. Mr. Earl Bell is currently the coach of the USATF Club Bell Athletics consisting of three Olympians and the current American record holder in the pole vault event. Mr. Bell has been the President of Bell Athletics Inc., an athletic training and supply company, for 10 years.

     A. CHANDRAKUMANAN Joined EssxSport in July of 1999 as a Director of the Company. He negotiated and handled the logistics for the Malaysian Games (Sukma98) and coordinated the supply of equipment for track and field, boxing, basketball, and gymnastics. He has been the principal owner of KRES Private Limited (Singapore) a stadium equipment supply company, for the past 10 years. His expertise is in team attire and sports equipment. Mr. Chandrakumanan manages the Company's Asian Office in Kuala Lumpur, Malaysia

     WAYNE FARRAR is a Director and serves as Chief Financial Officer for the Company. Mr. Farrar joined the Board of Directors on December 1, 2000. Previously, he worked for the accounting firm of Price Waterhouse (1990-91). He has a Master of Science in accounting from North Texas State University. He also has his Bachelor's Degree from Baylor University and a Master of Arts from the University of Texas at Arlington. Mr. Farrar has been in private practice as a CPA for the past 10 years and is also the CFO of Pinnacle International Corp.

     ULRICH GAG is a Director and serves as Operations Manager for the Company at its facilities in Sun Valley, California. He has over 30 years experience in development and manufacturing of track and field equipment. Mr. Gag is German born and came to the USA in 1972. He worked closely with Don Gordon, the original inventor of landing systems while at GSC/PORTaPIT. He has worked with the fabrication and manufacturing of vinyl, canvas, and breather fabrics used in a variety of products, including gymnastic and athletic equipment. He was a principal owner of Pacific Mat Inc., for 8 years and joined EssxSport Corp. in April of 2000 .

     ALBERTO CABERLOTTO is a Director of the Company. He is the former President and founder of Lotto Italy, a $4 billion sales shoe company. Mr. Caberlotto has over 40 years of shoe making and designing experience. Mr. Alberto Caberlotto joined EssxSport Corp. in October of 2000 and resides in Italy.

ITEM 6.   EXECUTIVE COMPENSATION
          ----------------------

     There has been no executive or director who has received compensation in excess of $100,000 since the incorporation date of the Registrant.

     The Officers and each Director of the Company have received 50,000 shares of common stock for each year of service to the Company. Advisory Board members have received 10,000 shares for their two years service to the Company.

     The registrant has entered into an employment agreement with Bruce Caldwell, Effective September 10, 1998, and expiring on January 30, 2009. The agreement calls for annual salary to be adjusted upward from time to time at the discretion of the board of directors. For the past two fiscal years, Bruce Caldwell had not received any cash compensation. For the previous two fiscal years, there is no deferred compensation due Mr. Caldwell. Mr. Caldwell's agreement also provides for payment of performance bonuses, which can be as large as fifty percent (50%) of his annual salary. The registrant can terminate the agreement for cause. Should Mr. Caldwell die or become disabled during the term of the agreement, the registrant has agreed to provide six (6) months of salary to Mr. Caldwell or his estate and health benefits for a period of two (2) years. (see Exhibit 10(c) to this Registration statement.)

     The Registrant has granted an employment agreement, effective April 16, 2000 through April 16, 2003, to Ulrich Gag. Salary compensation to Mr. Gag is set at $36,000 annually. Incentive bonuses will be paid to Mr. Gag equal to one percent of sales when sales volumes reach the levels of $500,000 and 1$1,000,000 during the first year of employment. Incentive bonuses for the two additional years of the agreement may be paid to Mr. Gag at the discretion of the Board of Directors. The Registrant without cause may terminate the agreement. Mr. Gag is required to provide the Registrant 3-month notice of his election to terminate his employment. (see Exhibit 10 (d) to this Registration Statement.)

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
          -----------------------------------------------

     There were no transactions that exceeded $60,000 since inception, or proposed transaction that has exceeded $60,000, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member has a direct or indirect interest as defined by Rule 404 of Regulation S-B.

ITEM 8.   DESCRIPTION OF SECURITIES.
          --------------------------

     GENERAL: The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $0.001 par value per share and 5,000,000 Convertible Preferred Stock, $0.01 par value per share. As of the date of this registration statement, there are 35,498,347 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. There are no outstanding options for the Company's common or preferred stock.

     COMMON STOCK. Subject to the rights of holders of any Preferred Stock that may be outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, subject to the right of holders of any Preferred Stock that may be outstanding, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of Common Stock are, fully paid and non-assessable.

     The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

     PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by Nevada law, to provide for the issuance of the undesignated Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix or alter the rights, preferences, privileges and restrictions, including voting, conversion, liquidation, dividend and redemption, of the shares of each wholly unissued series and any restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. All shares of authorized Preferred Stock presently are undesignated. Although it has no intention to do so at this time, the Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock may have the effect of deferring or preventing a change in control of the Company.

                                     PART II

ITEM 1.   MARKET PRICE OF AND  DIVIDENDS ON THE  REGISTRANT'S  COMMON EQUITY AND
          ----------------------------------------------------------------------
          RELATED STOCKHOLDER MATTERS.
          ----------------------------

Market information.
-------------------

     There is limited public trading market for the Registrant's common stock on the pink sheets from the national Quotation Bureau. The Trading symbol for the Registrant's common stock is ESXS.

As of May 31, 2001, there were 35,498,347of shares of the Registrant's common stock issued and outstanding. As of the date of this filing, there were 264,501,653 unissued shares of the Registrant's common stock available for sale pursuant to Rule 144 under the Securities Act. There are no of shares of common stock reserved for outstanding options and warrants to purchase common stock.

Holders.
--------

     The Registrant has approximately 414 common stock shareholders.

Dividends.
----------

     The Registrant has never paid a cash dividend. It is the present policy of the Company to retain any extra profits to finance growth and development of the business. Therefore, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.
          ------------------

     The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
          ----------------------------------------------

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.
          ----------------------------------------


     On September 30, 1998 the Company resolved and issued by the U.S. Stock Transfer Co in January 1999 7,840,156 shares of restricted stock to members of the, board of directors, the advisory board, and to vendors for products and services to the Company at a value book of $.001.

          Directors: 7,208,456 shares of restricted common stock consulting and management services

          Advisors: 461,700 shares of restricted common stock consulting

          Vendors: 170,000 shares of restricted common stock for tooling and services

     In August of 2000, the Company authorized the issue by the U.S. Stock Transfer Co. 19,257,486 restrictive shares of common stock, to retire portions of loans, for acquisition of certain assets, to members of the, board of directors, the advisory board, to vendors for products and services, and to investors of the private placement. Those shares awarded Prior to December 15, 1999 carried a book value of $.001 and those after that date carried a book value equal to the amount of the private placement of $.50 per share.

          Advisors: 1,422,000 shares of restricted common stock valued $.001 per agreement

          Directors: 3,887,500 shares of restricted common stock valued $.001 per agreement

          Vendors: 100,000 shares of restricted common stock valued $.001 per agreement

          Repayment of loan: 13,270,000 shares of restricted common stock valued $.001 per agreement.

          Acquisition of certain assets: 50,000 shares of restricted common stock valued at $.50 per share.

          Investors: 447,986 shares of restricted shares of common stock valued at $.50 per share.

          Vendors: 80,000 shares of restricted shares of common stock valued at $.50 per share.

     In January of 2001, the Company authorized the issue by the U.S. Stock Transfer Co. 567,620 restrictive shares of common stock, to investors and an advisor.

          Advisors: 1,500 shares of restricted common stock valued $.50 per agreement

          Investors: 447,986 shares of restricted shares of common stock valued at $.50 per share.

     PRIVATE PLACEMENT
     -----------------

     From February 18, 2000 to February 18, 2001 the Company sold 1,014,706 shares of rule 144 restricted common stock at a price of $0.50 per share for a total of $507,353.00 pursuant to a Private Placement, Rule 506 Offering. The issuance of these shares were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, (the "Act"), SEC Regulation D, Rule 506 of the Act (Rule 506") and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785, and 78.3791
(collectively the "Nevada Statutes").

The total amount of Investors participating in the private placement was 41; 22 investors non-accredited and 19 investors accredited as outlined in the Regulation D filed (exhibits) after closing of the 506 private placement.

     Registrant took reasonable steps prior to selling any of it securities to insure that the end purchaser, either alone or with their purchaser representative, were provided the most recent audited financials, had knowledge and experience in financial and business matters. More specifically, each purchaser signed a written subscription agreement stating that they were capable of evaluating the merits and risks of the investment in the Company.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          ------------------------------------------

     The Company's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. The Articles do not limit liability under federal securities law.

                                    PART F/S
                                    --------

INDEPENDENT AUDITOR'S REPORT

     The  following   financial   statements  are  submitted   pursuant  to  the
information required by Item 310 of Regulation S-B.

                                    CONTENTS

                                                                            Page
                                                                            ----

INDEPENDENT AUDITOR'S REPORT ..............................................   14

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets ..........................................   15

     Consolidated Statements of Operations ................................   16

     Consolidated Statements of Changes in Stockholders' Equity (Deficit) .   17

     Consolidated Statements of Cash Flows ................................   18

     Notes to Consolidated Financial Statements ...........................   20

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EssxSport Corp.
Irving, Texas

We have audited the accompanying consolidated balance sheets of EssxSport Corp. as of August 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EssxSport Corp. as of August 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 28, 2000

                                ESSX SPORT CORP.
                           CONSOLIDATED BALANCE SHEETS
                            AUGUST 31, 2000 AND 1999

                                                                             2000           1999
                                                                          ----------     ----------
                                     ASSETS

CURRENT ASSETS
    Cash                                                                  $   17,309     $    3,135
    Accounts receivable                                                       41,378         22,025
    Stock subscriptions receivable                                             8,900             --
    Income taxes receivable                                                    1,752             --
    Inventory                                                                 38,397            983
    Prepaid expenses                                                           7,278         22,000
                                                                          ----------     ----------

          Total current assets                                               115,014         48,143

PROPERTY AND EQUIPMENT
    Equipment                                                                 67,013         15,185
    Furniture and fixtures                                                     3,640          2,449
                                                                          ----------     ----------

                                                                              70,653         17,634
    Less accumulated depreciation                                             19,384          3,388
                                                                          ----------     ----------

                                                                              51,269         14,246
                                                                          ----------     ----------
OTHER ASSETS
    Intangible assets, net of accumulated amortization                        20,262             --
    Deposits                                                                     937             --
                                                                          ----------     ----------

TOTAL ASSETS                                                              $  187,482     $   62,389
                                                                          ==========     ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                      $   40,615     $    8,821
    Accrued expenses                                                          34,801         13,053
    Notes payable - related parties                                           23,052         53,964
                                                                          ----------     ----------

          Total current liabilities                                           98,468         75,838

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.001 par value
       300,000,000 shares authorized
       35,498,347 shares and 17,018,412 shares
       issued and outstanding in 2000 and 1999, respectively                  35,498         17,018
    Additional paid-in capital                                               281,794          8,859
    Retained deficit (since September 1, 1998 quasi-reorganization
       in which a deficit of $2,399,744 was eliminated)                     (228,278)       (39,326)
                                                                          ----------     ----------
                                                                              89,014        (13,449)
                                                                          ----------     ----------
TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY (DEFICIT)                                        $  187,482     $   62,389
                                                                          ==========     ==========


               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                         2000           1999
                                                      ----------     ----------

NET SALES                                             $  491,930     $  211,664

COST OF SALES                                            303,290        108,671
                                                      ----------     ----------

        Gross profit                                     188,640        102,993

SELLING, GENERAL AND ADMINISTRATIVE                      371,062        140,821
                                                      ----------     ----------

        Loss from operations                            (182,422)       (37,828)

OTHER INCOME (EXPENSE)
     Other income                                             --          3,806
     Interest expense                                     (6,530)        (5,304)
                                                      ----------     ----------

NET LOSS                                              ($ 188,952)    ($  39,326)
                                                      ==========     ==========

Earnings (loss) per share:
     Basic                                            ($     .01)    ($     .00)
                                                      ==========     ==========

Weighted average number
     of shares outstanding:
        Basic                                         34,911,848     12,225,812
                                                      ==========     ==========

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                          COMMON STOCK               ADDITIONAL
                                                  -----------------------------        PAID-IN         RETAINED
                                                     SHARES           AMOUNT           CAPITAL         DEFICIT
                                                  ------------     ------------     ------------     ------------

BALANCE, AUGUST 31, 1998                            15,683,552     $     15,684     $  2,384,060     ($ 2,399,744)
    Effect of quasi-reorganization,
       effective September 1, 1998:
          Cancellation of
            old common stock                       (15,683,552)         (15,684)      (2,384,060)       2,399,744
          Issuance of
            new common stock                         9,178,256            9,178
          Issuance of common
            stock for equipment                      6,895,956            6,896
          Contributed capital                                                              8,859
          Issuance of common
            stock for services                         794,200              794
          Issuance of common
            stock for assets                           150,000              150
          Net loss                                                                                        (39,326)
                                                  ------------     ------------     ------------     ------------

BALANCE, AUGUST 31, 1999                            17,018,412           17,018            8,859          (39,326)
          Cancellation of
            old common stock                          (777,551)            (777)             777
          Contributed capital                                                              2,802
          Issuance of common
            stock for services                       5,409,500            5,409
          Issuance of common
            stock for liquidation of
            notes payable                           13,270,000           13,270           10,650
          Issuance of common
            stock for cash                             447,986              448          184,936
          Issuance of common
            stock for assets                           130,000              130           64,870
          Stock subscription receivable                                                    8,900
          Net loss                                                                                       (188,952)
                                                  ------------     ------------     ------------     ------------

BALANCE, AUGUST 31, 2000                            35,498,347     $     35,498     $    281,794     $   (228,278)
                                                  ============     ============     ============     ============

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                         2000           1999
                                                      ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from customers                     $  472,577     $  193,445
     Cash paid to suppliers                             (624,778)      (237,091)
     Interest paid                                        (3,728)          (735)
                                                      ----------     ----------

            Net cash used in operating activities       (155,929)       (44,381)

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                 (8,289)        (6,448)
                                                      ----------     ----------

            Net cash used in investing activities         (8,289)        (6,448)

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash received for common stock                      185,384             --
     Repayments on notes payable                          (6,992)            --
     Advances under notes payable                             --         53,964
                                                      ----------     ----------

            Net cash provided by financing activities    178,392         53,964
                                                      ----------     ----------

            Net increase in cash                          14,174          3,135

CASH, BEGINNING OF YEAR                                    3,135             --
                                                      ----------     ----------

CASH, END OF YEAR                                     $   17,309     $    3,135
                                                      ==========     ==========

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999
                                   (CONTINUED)

                                                                             2000           1999
                                                                          ----------     ----------
RECONCILIATION OF NET LOSS TO NET CASH USED
   IN OPERATING ACTIVITIES

     Net loss                                                             ($ 188,952)    ($  39,326)
     Adjustments to reconcile net loss to net
        cash used in operating activities:

        Issuance of common stock for services                                  5,409          9,972
        Issuance of common stock for supplies                                  8,270             --
        Interest waived by shareholders
            recorded as contributed capital                                    2,802          4,569
        Depreciation                                                          15,996          3,388
        Amortization                                                           1,738             --
        Change in operating assets and liabilities
            Accounts receivable                                              (19,353)       (22,025)
            Income tax receivable                                             (1,752)            --
            Inventory                                                        (37,414)          (983)
            Prepaid expenses                                                  14,722        (22,000)
            Intangible assets                                                 (5,000)            --
            Deposits                                                            (937)            --
            Investments                                                           --            150
            Accounts payable                                                  26,794          8,821
            Accrued expenses                                                  21,748         13,053
                                                                          ----------     ----------

               Net cash used in operating activities                      ($ 155,929)    ($  44,381)
                                                                          ==========     ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH
     INVESTING AND FINANCING ACTIVITIES
        Common stock issued for services                                  $    5,409     $    9,972
        Common stock issued for supplies                                       8,270             --
        Common stock issued in exchange for equipment                         44,730          6,896
        Common stock issued
            in exchange for intangible assets                                 12,000             --
        Common stock issued to liquidate notes payable                        23,920             --
        Common stock issued in exchange for assets                                --            150
        Equipment contributed by a shareholder                                    --          4,290
        Intangible asset costs included in accounts payable                    5,000             --

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND QUASI-REORGANIZATION

     EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

NATURE OF OPERATIONS

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows. Some of the Company's products are assembled at a contract manufacturing facility in Mexico. All transactions with foreign companies are conducted in U. S. dollars to eliminate the risk of exposure to foreign currency fluctuations.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include EssxSport Corp. and its wholly-owned subsidiary, eonlinesports.com. EssxSport Corp is the sole shareholder of eonlinesports.com. All intercompany transactions have been eliminated.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenue is recognized when products are delivered to customers.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS

     No allowance for doubtful accounts has been provided. All accounts considered to be uncollectible have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

     Sales to related companies in 2000 totaled $44,200. Sales to three other unrelated companies totaled $263,500. Included in accounts receivable at August 31, 1999, is $15,000 from one company. Sales to this company for the year ended August 31, 1999, totaled $95,200.

INVENTORY

     Inventory consists of goods held for resale and are stated at the lower of cost or market value. During the years ended August 31, 2000 and 1999, 70% and 62% of inventory purchases were from three and two vendors, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ADVERTISING COSTS

     All advertising costs are expensed as incurred. Advertising expense for the
     years  ended   August  31,  2000  and  1999  were   $10,643  and   $22,255,
     respectively.

INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

EARNINGS (LOSS) PER COMMON SHARE

     Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share has not been presented since the effects would be antidilutive.

NOTE 2. NOTES PAYABLE

                                                              2000        1999
                                                            --------    --------

     Note payable to an officer and shareholder of the
     Company, due September 2000 (subsequently
     renewed to September 2001), non-interest
     bearing, unsecured. Convertible into shares of
     common stock at a rate of $0.001 per share             $  5,052    $ 15,314

     Note payable to an affiliated corporation and
     shareholder, due September 2000 (subsequently
     renewed to September 2001), non-interest
     bearing, unsecured. Convertible into shares of
     common stock at a rate of $0.001 per share               18,000      27,500

     Note payable to a shareholder, retired.                      --      11,150
                                                            --------    --------
                                                            $ 23,052    $ 53,964
                                                            ========    ========

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

     The net deferred tax asset at August 31, 2000 and 1999 was comprised of the following:

                                                              2000        1999
                                                            --------    --------

     Current deferred tax asset                             $ 76,770    $  5,723
     Current deferred tax liability                               --          --
     Less valuation allowance                               (76,770)     (5,723)
                                                            --------    --------

     Net deferred tax asset                                 $     --    $     --
                                                            ========    ========

     Deferred  tax  assets are due to a net  operating  loss  carryforward.  Net
     operating   losses   available  to  offset   future   taxable   income  are
     approximately $225,793 and expire in 2019.

     The Company has no tax provision or benefit in 2000 or 1999 as the Company's net operating losses provide no recognizable benefit.

NOTE 4. INTANGIBLE ASSETS

     Included in intangible assets at August 31, 2000 is the following:

     Patterns                                                           $ 12,000
     Non-compete agreement                                                10,000
                                                                        --------

                                                                          22,000
     Accumulated amortization                                            (1,738)
                                                                        --------

                                                                        $ 20,262
                                                                        ========

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INTANGIBLE ASSETS - CONTINUED

     The patterns are being  amortized  on the  straight-line  basis over a five
     year  period.   The  non-compete   agreement  is  being  amortized  on  the
     straight-line basis over the expected non-compete period (four years).

NOTE 5. COMMITMENTS AND CONTINGENCIES

     During the year ended August 31, 1999, the Company was named defendant in a lawsuit related to an exchange agreement whereby the Company was to acquire 100% of another entity. The Company claimed the agreement was never consummated. The parties have come to a mutually agreed upon settlement and therefore, on November 28, 2000, the suit was dismissed. The Company is prohibited from disclosing the settlement terms, however, the Company believes that the settlement will have no material effect on the Company's financial position.

     The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $22,800 at August 31, 2000. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

     The  Company  leases  office and  warehouse  space  under  operating  lease agreements through 2003. Rent expense under these agreements was approximately $6,000 and $11,000 for the years ended August 31, 2000 and 1999, respectively.

     The approximate future minimum lease payments on operating leases at August 31, 2000 are as follows:

     2001                                              $ 36,000
     2001                                                12,000
     2003                                                 7,000

     Total                                             $ 55,000
                                                       ========

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 EssxSport Corp.
                                  Balance Sheet
                               As of May 31, 2001

CURRENT ASSETS
Cash                                                                  24,401.97
Accounts Receivable                                                   89,743.71
Prepaid Expenses                                                      18,878.00
Income Tax Receivable                                                  1,751.94
Inventory                                                             58,097.51
                                                                   ------------
      Total Current Assets                                           192,873.13

PROPERTY AND EQUIPMENT
Equipment                                                             77,245.43
Accumulated Depreciation                                             (42,581.24)
                                                                   ------------
      Total Prop & Equip                                              34,664.19

INTANGIBLES
Patterns                                                              12,000.00
Noncompete Agreement                                                  10,000.00
Accumulate Amortization                                               (4,092.53)
                                                                   ------------
                                                                      17,907.47

Deposits                                                               3,337.50
                                                                   ------------
      Total Assets                                                   248,782.29
                                                                   ============

CURRENT LIABILITIES
Accounts Payable                                                      55,236.96
Note Payable Officers                                                  3,021.87
                                                                   ------------
      Total Current Liabilities                                       58,258.83

CAPITAL
Common Stock, $0.001 par value
      300,000,000 shares authorized
      36,038,767 and 35,498,347 shares
      issued and outstanding at 5/31/01
      and 8/31/00, respectively                                       36,038.77
Paid-In Capital                                                      509,094.50
Retained Earnings                                                   (228,278.05)
Current Earnings                                                    (126,331.76)
                                                                   ------------
      Total Capital                                                  190,523.46

                                                                   ------------
      Total Liabilities and Capital                                  248,782.29
                                                                   ============

                                 EssxSport Corp.
                                Income Statement
               For the Third Quarters Ended May 31, 2001 and 2000

                                                      2001                 2000

Revenues                                        578,326.65           385,273.40
Cost of Goods Sold                              336,135.77           213,978.56
                                               --------------------------------
Gross Margin                                    242,190.88           171,294.84
                                               --------------------------------

Accounting Expense                               13,789.73            17,197.16
Advertising Expense                               3,336.57             7,243.14
Amortization                                      2,355.03                 0.00
Auto Expense                                      2,195.87             2,239.30
Bank Charges                                        553.23               583.75
Commissions                                         210.00               500.00
Consulting                                       17,750.00             5,800.00
Contract Labor                                    1,500.00               445.00
Depreciation                                     23,197.24             5,985.32
Dues and Subscriptions                              585.00               709.85
Equipment Rental                                      0.00               986.48
Factoring Expense                                12,944.57                 0.00
Gifts                                                 0.00             1,559.34
Insurance                                         6,185.20               645.35
Interest Expense                                  1,923.14             8,351.42
Internet Site Charges                            38,722.01            10,434.04
Legal and Professional                            2,435.38            18,547.47
Marketing                                        18,411.64            34,700.01
Meals and Entertainment                           2,069.01             1,296.02
Miscellaneous                                     3,418.16             1,727.72
Postage and Delivery                              2,025.32               523.46
Printing and Reproduction                             0.00            35,586.41
Rent Expense                                     33,485.59             4,038.00
Repairs and Maintenance                             211.71               474.96
Salaries and Wages                              116,582.91            10,401.26
Supplies Expense                                  7,870.94             4,979.13
Taxes                                            10,674.80             1,360.58
Telephone Expense                                11,144.25             9,483.58
Travel                                           10,107.84            14,320.98
Utilities                                         1,942.42               292.83
                                               --------------------------------
Total Expenses                                  345,627.56           200,412.56
                                               --------------------------------

Income from Operations                         (103,436.68)          (29,117.72)
                                               --------------------------------

Private Offering Expense                         22,895.08            33,427.81
                                               --------------------------------
Net Income                                     (126,331.76)          (62,545.53)
                                               ================================

Shares Outstanding                              36,038,767           35,234,347
                                               --------------------------------
Loss per Share                                    (0.00351)            (0.00178)
                                               --------------------------------

                                 EssxSport Corp.
                             Statement of Cash Flows
               For the Three Quarters Ended May 31, 2001 and 2000

                                                              2001             2000
OPERATING ACTIVITIES
Net Income from Operations                             (126,331.76)      (62,545.53)
Adjustments: Net Income to Net Cash
      Amortization                                        2,355.03
      Depreciation                                       23,197.24         5,985.32
      Changes in Accounts Receivable                    (48,355.84)      (25,127.95)
      Changes in Inventories and Prepaid Expenses       (24,800.00)      (18,090.86)
      Changes in Accounts Payable                       (40,210.01)      (22,231.81)
                                                       ----------------------------
      Net Cash Provided by Operating Activities         (87,813.58)      (59,465.30)

FINANCING ACTIVITIES
      Proceeds from Sale of Common Stock                227,831.20       216,143.00
                                                       ----------------------------
      Net Cash Provided by Financing Activities         227,831.20       216,143.00

INVESTING ACTIVITIES
      Investment in Property, Plant and Equipment        (6,592.95)      (69,906.19)
                                                       ----------------------------
      Net Cash Provided by Investing Activities          (6,592.95)      (69,906.19)

                                                       ----------------------------
INCREASE IN CASH                                          7,092.91        24,225.98

Cash at Beginning of Period                              17,309.06         3,134.94

                                                       ----------------------------
CASH AT END OF PERIOD                                    24,401.97        27,360.92
                                                       ============================

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND QUASI-REORGANIZATION

          EssxSport  Corp.  was  incorporated  in  Nevada  in 1984  as  Southern
          Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

          Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

     NATURE OF OPERATIONS

          The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

          Some of the Company's products are assembled at a contract manufacturing facility in Mexico. All transactions with foreign companies are conducted in U. S. dollars to eliminate the risk of exposure to foreign currency fluctuations.

     PRINCIPLES OF CONSOLIDATION

          In the opinion of management, the accompanying consolidated financial statements for the nine months ended May 31, 2001 and 2000, reflect all adjustments necessary to present fairly the financial condition, results of operations and cash flows of EssxSport Corp., including its subsidiary (Eonlinesports.com Inc.). All material intercompany transactions and balances are eliminated.

     USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     ACCOUNTS RECEIVABLE AND CONCENTRATIONS

          No allowance for doubtful accounts has been provided. All accounts considered to be uncollectable have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

     INVENTORY

          Inventory consists of goods held for resale and are stated at the lower of cost or market value.

     PROPERTY AND EQUIPMENT

          Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

     ADVERTISING COSTS

          All advertising costs are expensed as incurred.

     INCOME TAXES

          The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     STATEMENT OF CASH FLOWS

          For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

     INTERIM FINANCIAL STATEMENTS

          The interim financial statements include all adjustments which, in the opinion of management, are necessary to make the financial statements not misleading.

NOTE 2.   NOTES PAYABLE
                                                        5/31/01        8/31/00
                                                       ----------     ----------
     Note payable to an officer and shareholder
     of the Company, non-interest bearing,
     unsecured. Convertible into shares of
     common stock at a rate of $0.001 per share        $    3,022     $    5,052

     Note payable to an affiliated corporation
     and shareholder, non-interest bearing,
     unsecured. Convertible into shares of
     common stock at a rate of $0.001 per share                           18,000

                                                       $    3,022     $   23,052
                                                       ==========     ==========

NOTE 3.   INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

     Deferred  tax  assets are due to a net  operating  loss  carryforward.  Net
     operating   losses   available  to  offset   future   taxable   income  are
     approximately $225,793 and expire in 2019.

     The Company has no tax provision or benefit in 2000 or 1999, nor has any been calculated for the interim financials dated May 31, 2001, as the Company's net operating losses provide no recognizable benefit.

NOTE 4.   INTANGIBLE ASSETS

     Included in intangible assets at May 31, 2001 is the following:

          Patterns                                     $   12,000
          Non-compete agreement                            10,000
                                                       ----------

                                                           22,000
          Accumulated amortization                         (4,093)

                                                       $   17,907

     The patterns are being  amortized  on the  straight-line  basis over a five
     year  period.   The  non-compete   agreement  is  being  amortized  on  the
     straight-line basis over the expected non-compete period (four years).

NOTE 5.   COMMON STOCK AND PAID IN CAPITAL

     The Company issued an additional 540,420 shares of common stock in the first three quarters ended May 31, 2001, bringing the total shares issued and outstanding to 36,038,767. Of the shares issued, 538,920 were issued in exchange for cash, and 1,500 were issued as part of a consulting contract.

     Common Stock at 8/31/00                            35,498.35
     Common Stock Issued at Par Value of .001              540.42
                                                       ----------
     Common Stock at 5/31/01                            36,038.77

     Paid in Capital at 8/31/00                        281,793.72
     Gross Revenues from Private Placement             269,460.00
     Commissions Paid on Private Placement             (42,368.80)
     Consulting Contract                                   750.00
     Par Value of Common Stock Issued                     (540.42)
                                                       ----------
     Paid in Capital at 5/31/01                        509,094.50

NOTE 6.   COMMITMENTS AND CONTINGENCIES

     The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $10,699 at May 31, 2001. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

     The Company was released from its leasing agreement in Irving, Texas as of May 31, at no cost to the Company.

NOTE 7.   SUBSEQUENT EVENTS

     The Company returned 3,000,000 shares of common stock to the Treasury in July of 2001, at no cost to the Company.

     The Company was released from its leasing agreement on its facility in Sun Valley, California as of June 30, as part of a new three year lease agreement with the same property owner which effectively doubles the square footage of the Company's facility in California. The terms call for a base rent of $4,200 monthly, increasing by not more than 3% in each of years two and three.

                                ESSX SPORT CORP.
                           CONSOLIDATED BALANCE SHEETS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (UNAUDITED)

CURRENT ASSETS

   Cash                                                               $  22,923
   Accounts Receivable                                                   46,283
   Prepaid Expenses                                                      31,657
   Income Tax Receivable                                                  1,752
   Inventory                                                             52,497
                                                                      ---------
Total Current Assets                                                    155,112

PROPERTY AND EQUIPMENT
   Equipment                                                             99,445
   Accumulated Depreciation                                             (39,297)
                                                                      ---------
      Total Prop & Equip                                                 57,148

   Deposits                                                                 938
                                                                      =========
Total Assets                                                            213,198
                                                                      =========

CURRENT LIABILITIES

   Accounts Payable                                                      27,125
   Note Payable Officers                                                  3,399
                                                                      ---------
Total Current Liabilities                                                30,524

STOCKHOLDERS' EQUITY
   Common Stock                                                          35,519
   Paid-In Capital                                                      508,864
   Retained Earnings                                                   (228,278)
   Current Earnings                                                    (133l431)
                                                                      ---------
Total Stockholders' Equity                                              182,674

                                                                      ---------
Total Liabilities and Capital                                         $ 213,198
                                                                      =========

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       SIX MONTHS ENDED FEBRAURY 28, 2001
                                   (UNAUDITED)

NET SALES                                                             $ 278,939

COST OF SALES                                                           160,446
                                                                      ---------

      Gross profit                                                      118,493

SELLING, GENERAL AND ADMINISTRATIVE                                     250,676
                                                                      ---------

      Loss from operations                                             (132,183)

OTHER INCOME (EXPENSE)
   Other income                                                              --
   Interest expense                                                      (1,249)
                                                                      ---------

NET LOSS                                                              $(130,934)
                                                                      =========

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (UNAUDITED)

OPERATING ACTIVITIES

Net Income from Operations                                             (133,431)
   Adjustments: Net Income to Net Cash
     Amortization                                                         1,570
     Depreciation                                                        16,605
     Changes in Accounts Receivable                                      (4,905)
     Changes in Inventories                                             (14,101)
     Changes in Accrued Expenses                                        (13,742)
     Changes in Accounts Payable                                        (67,944)
                                                                      ---------
Net Cash Provided by Operating Activities                               (82,516)

FINANCING ACTIVITIES
   Proceeds from Sale of Common Stock                                   227,091

INVESTING ACTIVITIES
   Investment in Property, Plant and Equipment                           (5,530)
                                                                      ---------
Net Cash Provided by Investing Activities                                (5,530)
                                                                      ---------

                                                                      ---------
INCREASE IN CASH                                                          5,613

Cash at Beginning of Period                                              17,309
                                                                      ---------
                                                                      ---------

                                                                      ---------
CASH AT END OF PERIOD                                                    22,923
                                                                      =========

               The notes to Consolidated Financial Statements are
                      an integral part of these statements.

                                ESSX SPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND QUASI-REORGANIZATION

     EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

     Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

NATURE OF OPERATIONS

     The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include EssxSport Corp. and its wholly-owned subsidiary, eonlinesports.com. EssxSport Corp is the sole shareholder of eonlinesports.com. All intercompany transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS

     No allowance for doubtful accounts has been provided. All accounts considered to be uncollectible have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

INVENTORY

     Inventory consists of goods held for resale and are stated at the lower of cost or market value.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets, which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

                                ESSX SPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (CONTINUED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ADVERTISING COSTS

     All advertising costs are expensed as incurred.

INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

NOTE 2. NOTES PAYABLE

                                                            2/28/01     8/31/00
                                                            --------    --------
     Note payable to an officer and shareholder of
     the Company, non-interest bearing, unsecured.
     Convertible into shares of common stock at a
     rate of $0.001 per share                               $  3,399    $  5,052

     Note payable to an affiliated corporation and
     shareholder, non-interest bearing, unsecured.
     Convertible into shares of common stock at a
     rate of $0.001 per share                                             18,000

                                                            $  3,399    $ 23,052
                                                            ========    ========

NOTE 3. INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

     The net deferred tax asset at August 31, 2000 and 1999 was comprised of the following:

                                                              2000        1999
                                                            --------    --------

     Current deferred tax asset                             $ 76,770    $  5,723
     Current deferred tax liability                               --          --
     Less valuation allowance                                (76,770)    (5,723)
                                                            --------    --------

     Net deferred tax asset                                 $     --    $     --
                                                            ========    ========

     Deferred  tax  assets are due to a net  operating  loss  carryforward.  Net
     operating   losses   available  to  offset   future   taxable   income  are
     approximately $225,793 and expire in 2019.

     The Company has no tax provision or benefit in 2000 or 1999 as the Company's net operating losses provide no recognizable benefit.

                                ESSX SPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SIX MONTHS ENDED FEBRUARY 28, 2001
                                   (CONTINUED)

NOTE 4. INTANGIBLE ASSETS

     Included in intangible assets at February 28, 2001 is the following:

     Patterns                                                           $ 12,000
     Non-compete agreement                                                10,000
                                                                        --------

                                                                          22,000
     Accumulated amortization                                            (1,738)
                                                                        --------

                                                                        $ 20,262

     The patterns are being  amortized  on the  straight-line  basis over a five
     year  period.   The  non-compete   agreement  is  being  amortized  on  the
     straight-line basis over the expected non-compete period (four years).

NOTE 5. COMMITMENTS AND CONTINGENCIES

     During the year ended August 31, 1999, the Company was named defendant in a lawsuit related to an exchange agreement whereby the Company was to acquire 100% of another entity. The Company claimed the agreement was never consummated. The parties have come to a mutually agreed upon settlement and therefore, on November 28, 2000, the suit was dismissed. The Company is prohibited from disclosing the settlement terms, however, the Company believes that the settlement will have no material effect on the Company's financial position.

     The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $14,467 at February 28, 2001. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

                                    PART III

INDEX TO EXHIBITS
-----------------

     The exhibits listed and described below are filed herein as part of this Registration Statement.

     3(a)      Articles and By-laws

     10(a) Standard Industrial Lease agreement between the Company and Glenoaks Business Park, dated May 15, 2001.

     10(b) Agreement for the Purchase of Assets between the Company and Pacific Mat, Inc., dated March 28, 2000.

     10(c) Employment Agreement between the Company and Bruce Caldwell, dated September 10, 1998.

     10(d) Employment Agreement between the Company and Uli Gag, dated April 16, 2000.

     10(e) Settlement and Release Agreement between the Company and Fred Gray and E. Drew Crowley, dated October 1, 2000.

     21        Subsidiaries of the registrant

     24        Power of attorney

     27        Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSXSPORT CORP.

By /s/ Bruce Caldwell
   ---------------------------
        Bruce Caldwell
        President and CEO

June 25, 2001